                                   MEMORANDUM
To:       Securities and Exchange Commission

From:     Boston Restaurant Associates, Inc. ("BRA," "we," "us" or the
          "Company")

Date:     October 30, 2006

RE:       Responses to the comment letter of the Securities and Exchange
          Commission staff dated October 20, 2006, with respect to Amendment no.
          2 to Schedule 13E-3 filed on October 12, 2006, File No. 005-49225 and
          Amendment no. 2 to Schedule 14A filed on October 13, 2006, File No.
          001-13320.

---------------

     The following are our responses to the October 20, 2006, letter of the
Securities and Exchange Commission's staff. For convenience, these responses are immediately preceded by the comments included in the letter of the Securities and Exchange Commission's staff. Capitalized terms used herein and not otherwise defined have the meaning set forth in Amendment no. 2 to Schedule 13E-3 and
Amendment no. 2 to Schedule 14A.

Schedule 13E-3

1. SEC COMMENT: We note your response to prior comment one of our letter dated
September 27, 2006. While not concurring with your analysis, and expressing no opinion on your conclusion, we will raise no further comment after the disclosure is amended to summarize your view. Specifically, your disclosure should explain why, if true, acquiring approximately an additional 26% of shares and then refusing to consider alternative offers until substantially in excess of $.75 did not constitute the first step in a going private transaction. Refer to Item 1005(a) of Regulation M-A (requiring that the nature of the transaction be described).

COMPANY RESPONSE:      The Dolphin parties have revised the disclosure on page
                       25 of the proxy statement to address the staff's
                       comments. In addition, the Dolphin parties emphasize
                       their clarification of the circumstances of the
                       statement made that Parent would not sell its shares in
                       a third-party transaction unless the sale price were
                       "significantly higher." As previously noted, the Dolphin
                       parties again deny that such single statement, while
                       perhaps having been used to support the analysis of the
                       special committee and its advisors, was intended to
                       influence or in fact did influence the negotiations in
                       the merger. The recent staff comment letter states that
                       Parent was "REFUSING to consider alternate offers..."
                       (emphasis added). Parent believes that the statement has
                       been viewed out of context and notes that it would have
                       considered any higher and better offer, if one had been
                       made. No such offer was made in excess of $.75 a share.
                       The Dolphin parties readily acknowledge the appearances
                       created by the foregoing statement and the Lipton
                       Purchase (as previously defined) and the logic of the
                       staff's comment, but nonetheless, in response thereto,
                       the Dolphin parties reaffirm their belief that the
                       events in fact do not constitute the Lipson Purchase as
                       the first step in a going private transaction.

PRELIMINARY PROXY STATEMENT
---------------------------

Special Factors, page 11
------------------------
Reasons for the Special Committee's Determination of Fairness of the Merger and
-------------------------------------------------------------------------------
Recommended Approval of the Merger, page 16
-------------------------------------------

2. SEC COMMENT: We note your response to prior comment 11 and reissue. Please expand your disclosure on page 19 to discuss in greater detail why the board did not consider liquidation value. In addition, please expand your disclosure to discuss going concern value in reasonable detail. Refer to Instruction 2(iv) of
Item 1014 of Regulation M-A.

COMPANY RESPONSE:      We have clarified the disclosure on pages 17 and 19 to
                       address the staff's comments.

Fairness of the Merger to Stockholders Other than the Continuing Stockholders,
------------------------------------------------------------------------------

-------

3. SEC COMMENT: We note your response to prior comment 12, however, did not note revisions to the heading. Please revise your heading to reflect that the discussion that follows also addresses fairness of the merger to stockholders
"other than affiliates of Parent."

COMPANY RESPONSE:      We revised the heading on page 20 to address the staff's
                       comment.

Determination of the Fairness of the Merger by the Parent, Newco, the potential
-------------------------------------------------------------------------------
Contributing Stockholders, Dolphin Offshore and Peter Salas, page 19
--------------------------------------------------------------------

4. SEC COMMENT: We note your response to prior comment 15 and reissue. Please expand your disclosure to discuss going concern value in reasonable detail.
Refer to Instruction 2(iv) of Item 1014 of Regulation M-A.

COMPANY RESPONSE:      Although the referenced Item suggests that going concern
                       value may normally be included as a factor important in
                       determining the fairness of a transaction to unaffiliated
                       security holders, the Dolphin parties did not make a
                       going concern valuation analysis, per se, in connection
                       with the going private transaction. Of course, the
                       generic concept of the value of the Company as a going
                       concern (as opposed to an asset break-up sale) was
                       significant to the Dolphin parties, but they made no
                       formal financial analysis of going concern value, relying
                       on the many factors identified in the filings. "Going
                       concern value" is normally defined as the value of a
                       company as an ongoing entity, differing from the
                       liquidation value of a company's assets in that an
                       ongoing operation has the ability to continue to earn
                       profit, while a liquidated company does not. As such,
                       going concern value includes the liquidation value of a
                       company's tangible assets as well as the value of its
                       intangible assets, such as goodwill. As previously
                       disclosed, the Dolphin parties did not conduct any
                       liquidation valuation and, while that value would
                       normally be less than any going concern valuation, also
                       did not conduct that latter valuation. In its belief as
                       to the fairness of the merger, Dolphin considered the
                       many factors identified in the filings and viewed those
                       factors as sufficient in its

                                       2

                       judgment. In any event, a going concern valuation, like a
                       liquidation valuation, is asset-based and the Dolphin
                       parties generally did not consider an asset-based
                       analysis in its valuation of the Company.

Opinion of Financial Advisor to the Special Committee, page 25
--------------------------------------------------------------
Discounted Cash Flow Analysis, page 32
--------------------------------------

5. SEC COMMENT: We note your response to prior comment 18 and reissue. Please include the previously requested disclosure.

COMPANY RESPONSE:      We revised the disclosure on pages ii, 26 and 32 and
                       added Exhibit G in response to the staff's comments.

Purpose and Structure of the Merger, page 34
--------------------------------------------

6. SEC COMMENT: We note your response to prior comments 19 and 20. The
Contributing Stockholders are currently listed as filing persons and will need to provide disclosure response to Items 1013(b) and (c) of Regulation M-A.
Please advise.

COMPANY RESPONSE:      We revised the disclosure on pages 34 and 35 to address
                       the staff's comments.

BOSTON RESTAURANT ASSOCIATES, INC.

By:  /s/ George R. Chapdelaine
     -----------------------------------------------------
     George R. Chapdelaine, President and Chief Executive Officer

                                       3